Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. 2 Year Callable Contingent Coupon Securities Linked to MRVL Preliminary Terms This summary of terms is not complete and should be read with the preliminary pricing supplement below Issuer: Citigroup Global Markets Holdings Inc. Guarantor: Citigroup Inc. Underlying: Marvell Technology, Inc. (ticker: “MRVL”) Pricing date: June 12, 2024 Valuation dates: Quarterly Maturity date: June 17, 2026 Contingent coupon: 14.05% per annum, paid quarterly only if the closing value of the underlying is greater than or equal to the coupon barrier value on the related valuation date. You are not assured of receiving any contingent coupon. If the closing value on one or more valuation dates is less than its coupon barrier value and, on a subsequent valuation date, the closing value of the underlying on that subsequent valuation date is greater than or equal to its coupon barrier value, your contingent coupon payment for that subsequent valuation date will include all previously unpaid contingent coupon payments Coupon barrier value: 60.00% of the initial underlying value Final barrier value: 60.00% of the initial underlying value Redemption: We may call the securities, in whole and not in part, for mandatory redemption on any potential redemption date upon not less than three business days' notice Potential redemption dates: Quarterly on valuation dates beginning after six months Equity ratio: The stated principal amount divided by the initial underlying value CUSIP / ISIN: 17331ATA9 / US17331ATA96 Initial underlying value: The closing value on the pricing date Final underlying value: The closing value on the final valuation date Underlying return: (Current closing value - initial underlying value) / initial underlying value Payment at maturity: • If the final underlying value is greater than or equal to the final barrier value: $1,000 • If the final underlying value is less than the final barrier value: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value) If the securities are not redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive underlying shares (or, in our sole discretion, cash) that will be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity (including any previously unpaid contingent coupon payments). All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. Stated principal amount: $1,000 per security Preliminary pricing supplement: Preliminary Pricing Supplement dated June 11, 2024 * Assumes the securities have not been previously redeemed on any interim valuation date ** Plus any previously paid contingent coupon payments. Hypothetical Interim Payment per Security Hypothetical Underlying Return on Interim Valuation Date Hypothetical Payment for Interim Valuation Date * 1 0 0 .0 0% 50.00% 25.00% 0.00% - 25.00% - 40.00% $35.125 ** $35.125 ** $35.125 ** $35.125 ** $35.125 ** $35.125 ** - 40.01% - 50.00% - 75.00% - 100.00% $0 .00 $0 .00 $0 .00 $0 .00 Hypothetical Payment at Maturity per Security *** Assumes the securities have not been redeemed prior to maturity and does not include the final contingent coupon payment, if any. Hypothetical Underlying Return on Final Valuation Date Hypothetical Payment at Maturity or Cash Value of Underlying Shares Received at Maturity 1 0 0 .0 0% 50.00% 25.00% 0.00% - 25.00% - 40.00% $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 $1,000.00 $599.90 $500.00 - 40.01% - 50.00% *** Assumes that the closing value of the underlying on the final valuation date is the same as the closing value of the underlying on the maturity date. $ 2 50 . 00 - 75.00% $0 .00 - 100.00%

Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Selected Risk Considerations

- You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not redeemed prior to maturity and the final underlying value is less than the final barrier value, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) that will be worth significantly less than the stated principal amount and possibly nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.
- You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than the coupon barrier value. You will only receive a contingent coupon payment that has not been paid on a subsequent contingent coupon payment date if and only if the closing value of the underlying on the related valuation date is greater than or equal to the coupon barrier value.
- We may redeem the securities at our option, which will limit your ability to receive the contingent coupon payments.
- The securities offer downside exposure, but no upside exposure, to the underlying.
- The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates.
- The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.
- The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
- The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.
- The value of the securities prior to maturity will fluctuate based on many unpredictable factors.
- The issuer and its affiliates may have conflicts of interest with you.
- The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-270327 and 333-270327-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.